FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Minutes of the Ordinary General Shareholders’ Meeting”

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

Minutes of the Ordinary General Shareholders’ Meeting

March 28, 2003 (12 pages)

For more information, please contact:

Charles E. Allen

Telesp, São Paulo, Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: callen@telesp.com.br

URL: www.telefonica.com.br

(São Paulo—Brazil), (March 28, 2003) Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 5th Ordinary General Shareholders’ Meeting held on March 27, 2003:

1.  Date, Time and Venue of the Meeting: March 27, 2003, at 11:00 hours, at the Company headquarters located at Rua Martiniano de Carvalho 851, in the Capital of the State of São Paulo.

2.  Call Notice: The meeting was called upon publication of notice in the newspapers Official Gazette of the State of São Paulo, issues of March 07, 08 and 11, 2003 (pages 25, 13 and 20, respectively) and Gazeta Mercantil, issues of March 07, 10 and 11, 2003 (pages B-3, A-14 and A-10, respectively).

3.  Agenda:

For the Ordinary General Shareholders’ Meeting:

1)	Assess the accounts of the Management, analyze, discuss and vote for the approval of the financial statements of the Company, for the fiscal year ended December 31, 2002;
2)	Deliberation about the allocation of the results of the operations for the fiscal year 2002 and distribution of dividends;
3)	Approval of the budget of the Company for 2003;
4)	Election of the members of the Board of Directors, to complement their term;
5)	Election of the members of the Audit Committee; and
6)	Definition of the remuneration of the members of the Management, the Board of Directors and the Audit Committee.

4.  Attendants: the shareholders of the Company representing more than  2/3 (two thirds) of its voting capital, in conformity with the records and signatures in the Shareholders Attendance Register No. 1, pages 72 to 83, were present thus reaching the legal quorum for the meeting. Were also present the Manager of the Company, Mr. Stael Prata Silva Filho, Vice-President for Administration and Finance and Investor Relations Director, the representatives of the Audit Committee, Mr. Wolney Querino Schüler Carvalho and Mr. Flavio Stamm; the Company’s accountant Mr. William Cuenca Filho and the representatives of the independent auditors (Deloitte Touche Tohmatsu), Mr. José Domingos do Prado and Mrs. Carla Alexandra Trematore.

5.  Presiding Officers: Mr. Stael Prata Silva Filho – Chairman and Mr. João Carlos de Almeida – Secretary.

6.  RESOLUTIONS:

6.1 – Starting the meeting, the President informed that the documentation referring to the rendering of accounts by the management was at the disposal of the shareholders, including the Annual Report, the consolidated Financial Statements, duly accompanied by Explanatory Notes and the Report of Independent Auditors Deloitte Touche Tohmatsu and the Report of the Audit Committee, all referring to the fiscal year ended December 31, 2002 and issued without any restriction or reserve. Following suit, it was proposed to waive the reading of said documents, duly accepted, once the present shareholders were fully cognizant of the contents, which had been fully published in the Official Gazette of the State of São Paulo and “Gazeta Mercantil” on February 12, 2003. The topic of item 1 of the Agenda was presented for discussion and subsequent voting, with the abstention of those legally impaired, and was unanimously approved by the shareholders. The Annual Report and the Consolidated Financial Statements, duly accompanied by the Explanatory notes and the Report of the Independent Auditors and the Report of the Audit Committee (all referring to the fiscal year ended December 31, 2002) were approved by the present shareholders, without any restriction or reserve. The Funds and Investment Portfolios managed by BBA Investimentos (represented by Mr. Gustavo Pontes Jacunskas) and Pactual Asset Management S.A. DTVM refrained from voting on this subject.

6.2 – The item 2 of the Agenda concerning the allocation of the results of the operations and the distribution of dividends regarding the fiscal year 2002, considering that the pertaining documents were put at the disposal of the Shareholders and, after reading the contents, the President of the Meeting submitted the matter for discussion and voting. The Proposal for Allocation of the Results of Operations and Distribution of Dividends for the fiscal year 2002 was fully approved by unanimous voting of the present shareholders, without any restriction or reserve, observing the abstention of those legally impaired during the voting. The approved proposal is as follows: “Proposal from the Management for the Allocation of the Results of Operations of the Fiscal Year 2002—In accordance to the current legal regulation about the subject, the Management proposes that the allocation of the Net Income of the year, amounting to R$1,075,871,739.29 (one billion, seventy five million, eight hundred seventy one thousand, seven hundred thirty nine reais and twenty nine cents) accounted in the “Retained Earnings” account of the Balance Sheet, shall be as follows:

Net Income of the year	1,075,871,739.29
Legal Reserve	(53,793,586.96)

Adjusted Net Income	1,022,078,152.33

Intermediary Dividends granted on October 04, 2002	(339,000,000.00)
Interest on the Company’s net worth granted on December 10, 2002	(585,278,000.00)
Complementary Dividends to be granted by the GSM	(102,512,875.00)

Exceeding value over the Net Income of the Year	(4,712,722.67)

1 - Legal Reserve: In accordance with the article 193 of Law # 6404/76, 5% (five percent) of net income shall be allocated to set up a legal reserve of R$53,793,586.96 (fifty three million, seven hundred ninety three thousand, five hundred eighty six reais and ninety six cents). 2 - Intermediary Dividends: In accordance with the article 28 of the Company’s by-laws, as well as articles 204 and 205 of the Law # 6404/76, the Management granted the allocation of intermediary dividends from October 24, 2002 on in an amount of R$339,000,000.00 (three hundred thirty nine million reais) based on the financial statements as of June 30, 2002 for the common and preferred shareholders registered as such by the end of the day on October 04, 2002. After that date, the shares were considered as “ex-dividends”. 3 - Dividends And Interest on Company’s Net Worth: In accordance with the terms of article 7 combined with articles 22, 27, and 29 of the Company’s By-laws, article 202, items I, II and III of the Law #

6404/76, the Management proposes that an amount of R$599,999,175.00 (five hundred ninety nine million, nine hundred ninety nine thousand, one hundred seventy five reais) is allocated as dividends. Such dividends, declared as such based on the financial statements for the fiscal year 2002 to the common and preferred shareholders, is composed by: interest on Company’s net worth, set in accordance to article 9 of the Law # 9249/95, for an amount of R$585,278,000.00 (five hundred eighty five million, two hundred seventy eight thousand reais), that once withheld the income tax, results in an amount of R$497,486,300.00 (four hundred ninety seven million, four hundred eighty six thousand, three hundred reais), declared on December 10, 2002 to the shareholders based on the shareholder registry by the end of the day on December 23, 2002; and complementary dividends in an amount of R$102,512,875.00 (one hundred two million, five hundred twelve thousand, eight hundred seventy five reais) to be approved by the General Shareholders’ Meeting, as follows:

Interest on Company’s Net Worth	585,278,000.00
(–) Withholding Income Tax:	(87,791,700.00)

Net Value of Interests attributed on Dividends	497,486,300.00
Complementary Dividends	102,512,875.00
Total Dividends	599,999,175.00

The detail is shown below: Interest on Company’s Net Worth
Common Shares	196,028,754.76
Preferred Shares	389,249,245.24
(–) Withholding Income Tax	(87,791,700.00)

Net value of the interest attributed to dividends	497,486,300.00

The exempt shareholders will receive the full amount of the Interest on Company’s Net Worth, lacking the withholding the income tax. 4 - Retained Earnings: The net income of the year was fully absorbed by the allocation of the retained earnings, dividends and interest on the Company’s net worth, and as a consequence of those allocations, a fraction of the past retained earnings was used representing an amount of R$4,712,722.67 (four million, seven hundred twelve thousand, seven hundred twenty two reais and sixty seven cents). 5 - Reversion of the Balance of the Special Reserve: The Management of the Company resolved in September 2002 the reversion of the balance of the account Special Reserve for Dividends Payment set in 2001, for an amount of R$346,247,534.01 (three hundred forty six million, two hundred forty seven thousand, five hundred thirty four reais and one cent), that when adding the withholding income tax for the exempt shareholders totals R$347,168,323.56 (three hundred forty seven million, one hundred sixty eight thousand, three hundred twenty three reais and fifty six cents), to pay dividends up to the end of the fiscal year 2002. The payment was started on October 10, 2002 to those shareholders considered as such as of December 31, 2001. 6 - Dividend Payment: Therefore, the distribution of interest on Company’s net worth and dividends in this new composition is shown as follows: a) Dividends paid until the end of the fiscal year 2002, in an amount of R$347,168,323.56 (three hundred forty seven million, one hundred sixty eight thousand, three hundred twenty three reais and fifty six cents) originated in the Special Reserve for Dividends for the shareholders registered as such as of December 31, 2001 (IONW) originated in the Special Reserve for Dividends for the shareholders registered as such as of December 31, 2001 (IONW). Reversion of the Special Reserve for Dividends – Net Value of the IONW – R$347,168,323.56; b) Intermediary Dividends are granted in accordance to article 28 of the Company’s by-laws and articles 204 and 205 of the Law # 6404/76 in an amount of R$339,000,000.00 (three hundred thirty nine million reais) to be paid until the end of the fiscal year 2002 for the shareholders registered as such by the end of the day on October 04, 2002: Intermediary Dividends—R$339,000,000.00 (three hundred thirty nine million reais). Dividend per lot of thousand shares R$0.686700 (common shares), R$0.686700 (preferred shares); c) Interest on the Company’s net worth attributed to the mandatory dividends in accordance to the Company’s by-laws, articles 7 and 27, in an amount of R$497,486,300.00 (four hundred ninety seven million, four hundred eighty six thousand, three hundred reais) to be paid until the end of the fiscal year 2003 for the shareholders registered as such by the end of the day on December 23, 2002:

Interest on Company’s Net Worth	585,278,000.00

Common Shares	196,028,754.76
Preferred Shares	389,249,245.24
(–) Withholding Income Tax	(87,791,700.00)

Net Value of Interests attributed to Dividends	497,486,300.00

Value for lot of thousand shares R$	Gross Value	Net Value
Interest on the Company’s Net Worth	1.185751	1.007889

d)  Complementary dividends in accordance to the Company’s by-laws, articles 7 and 27, in an amount of R$102,512,875.00 (one hundred two million, five hundred twelve thousand, eight hundred seventy five reais) to be paid until the end of the fiscal year 2003 and to be approved by the General Shareholders’ Meeting:

Value for lot of thousand shares R$	Common	Preferred
Complementary Dividend	0.089062	0.089062
Complementary Dividend—in an amount 10% higher of the one granted to common shares—article 7 of the Company’s by-laws		0.178365

	0.089062	0.267427

7 – Capital Stock—The Capital Stock of the Company at the end of the fiscal year was R$5,978,073,811.88 (five billion, nine hundred seventy eight million, seventy three thousand, eight hundred eleven reais and eighty eight cents), divided in 166,041,836,519 common shares and 328,353,890,121 preferred shares, totaling 494,395,726,640 shares, all at par value.” The shareholders approved and set that the payment of the values for the concepts of dividends and interest on the Company’s net worth, attributed to the dividends in the way and conditions established in the Proposal from the Management for the Allocation of the Results of Operations of the Fiscal Year 2002 now approved, shall be executed until December 30, 2003, at nominal value without monetary correction. The Funds and Investment Portfolios managed by BBA Investimentos (represented by Mr. Gustavo Pontes Jacunskas) and Pactual Asset Management S.A. DTVM refrained from voting on this subject.

6.3 – The item “3” of the Agenda, was unanimously approved by the shareholder. The consolidated budget amounts to R$1,445,000,000.00 (one billion, four hundred forty five million reais). The Funds and Investment Portfolios managed by BBA Investimentos (represented by Mr. Gustavo Pontes Jacunskas) and Pactual Asset Management S.A. DTVM refrained from voting on this subject.

6.4 – On the item “4” of the Agenda, about the election of the members of the Board of Directors, the following were elected to be members of the Board of Directors by the vote of the common shares and to complement the mandate that will finish in the date of the Ordinary General Shareholders’ Meeting of 2004: Mr. José María Álvarez-Pallete López, Spanish, married, economist, bearer of passport # A5070586900, resident in Spain, with commercial address at Rua Gran Via 28, Madrid, Spain; and Mr. José Fernando de Almansa Moreno-

Barreda, Spanish, widower, graduated at Law, bearer of passport # A2475270400, resident in Spain, with commercial address at Rua Gran Via 28, Madrid, Spain, which will take office according to the procedures established by article 146, paragraph 2 of the Law # 6404/76. The curriculums of both elected directors was presented as well as informed that they were not legally impaired to take office in accordance to article 147 of the Law 6404/76 and that they are in condition to sign the declaration mandated by CVM Instruction # 367, dated as of May 29, 2002. With the present election, the Board of Directors is composed as follows: Fernando Xavier Ferreira, Fernando Abril Martorell Hernández, José María Álvarez-Pallete López, Antonio Viana-Baptista, José Fernando de Almansa Moreno-Barreda, Manoel Luiz Ferrão de Amorim, Jacinto Díaz Sanchez, Carlos Masetti Junior, Félix Pablo Ivorra Cano, Javier Nadal Ariño, Juan Carlos Ros Brugueras, Víctor Goyenechea Fuentes, Rosa Cullel Muniesa and Enrique Used Aznar, all of them with mandate expiring in the Ordinary General Shareholders’ Meeting of 2004. The Funds and Investment Portfolios managed by BBA Investimentos (represented by Mr. Gustavo Pontes Jacunskas) and Pactual Asset Management S.A. DTVM refrained from voting on this subject.

6.5 – The item “5” of the Agenda, about the election of the members of the Audit Committee for the mandate that starts in this date and expires in the Ordinary General Shareholders’ Meeting of 2004, after the indications duly received by the Presiding Officers and counting of votes, the following were elected members of the Audit Committee of the Company: a) by the majority of the bearers of the non-voting preferred shares, in a separate voting with the abstention of the Majority shareholder, was elected as an effective member: Mr. Flavio Stamm, Brazilian, married, business administrator, bearer of identity card RG # 12.317.859, SSP-SP, enrolled in the Individual Taxpayers’ Register under CPF # 048.241.708-00, resident in the Capital of the State of São Paulo, with commercial address at Rua Patápio Silva 223, Ap. 32, São Paulo, SP, and as a deputy member Mr. Luciano Carvalho Ventura, Brazilian, married, economist and business administrator, bearer of identity card RG # 8.147.870 SSP/SP, enrolled in the Individual Taxpayers’ Register under CPF # 018.153.854-72, resident in the Capital of the State of São Paulo, with residential address at Rua Marechal Bittencourt 408, São Paulo—SP; c) by the general vote of the common shares were elected as effective members: Mr. Wolney Querino Schuler Carvalho, Brazilian, married, accountant, bearer of identity card RG # 1.980.386-4 SSP/PR, enrolled in the Individual Taxpayers’ Register under CPF/MF # 348.333.669-91, resident in the city of São Paulo, State of São Paulo, with commercial address at Rua do Livramento, 66, São Paulo—SP; Mr. Cleuton Augusto Alves, Brazilian, married, accountant, bearer of identity card RG # 674.786 SSP/DF, enrolled in the Individual Taxpayers’ Register under CPF/MF # 239.615.461-34, resident in the capital of the State of São Paulo, with commercial address at Rua do Livramento, 66, block A, 1st floor, São Paulo—SP; and Mr. Oswaldo Vieira da Luz, Brazilian, married, accountant, bearer of identity card RG # 6.557.989 SSP/SP, enrolled in the Individual Taxpayers’ Register under CPF/MF # 810.805.308-00, resident in the capital of the State of São Paulo, with commercial address at Rua do Livramento, 66, block A, 1st floor, São Paulo—SP; and as deputy members: Mrs. Suely Valério Pinoti, Brazilian, married, lawyer, registered at OAB/SP with # 35.313, bearer of identity card RG # 3.012.263-6 SSP/SP, enrolled in the Individual Taxpayers’ Register under CPF/MF # 649.025.798-04, resident at Avenida Moaci 2019, São Paulo—SP; Mr. Milton Shigueo Takarada, Brazilian, married, accountant, bearer of identity card RG # 12.721.407-0 SSP/SP, enrolled in the Individual Taxpayers’ Register under CPF/MF # 011.319.328-97, resident in the capital of the State of São Paulo, with commercial address at Rua do Livramento, 66, block A, 1st floor, São Paulo—SP; and Mr. Gilberto Carlos Rigamonti, Brazilian, married, lawyer, bearer of identity card RG # 5.924.520-7, enrolled in the Individual Taxpayers’ Register under CPF/MF # 525.192.608-15, resident in the capital of the State of São Paulo, with commercial address at Rua do Livramento, 66, block A, 1st floor, São Paulo—SP. All the Audit Committee Members now elected shall have the term of office beginning on the present date and expiring on the date of the Ordinary General Shareholders’ Meeting of 2004. It was also recorded that none of those elected where legally impaired to take office. With this election, the Audit Committee is composed as follows: Effective members: Mr. Flávio Stamm, Mr. Wolney Querino Schuler Carvalho, Mr. Cleuton Augusto Alves and Mr. Oswaldo Vieira da Luz; and their respective deputy members: Mr. Luciano Carvalho Ventura, Mrs. Suely Valério Pinoti, Mr. Milton Shigueo Takarada and Mr. Gilberto Carlos Rigamonti. The Funds and Investment Portfolios managed by BBA Investimentos (represented by Mr. Gustavo Pontes Jacunskas) and Pactual Asset Management S.A. DTVM refrained from voting on this subject.

6.6 – The item “6” of the Agenda, the complement of the annual remuneration of the members of Board of Directors and the Audit Committee established in the Ordinary General Shareholders’ Meeting held on April 03, 2002, in an amount of R$739,397.96 (seven hundred thirty nine thousand, three hundred ninety seven reais and ninety six cents) was unanimously approved, being at the same time approved the annual remuneration of the members of Board of Directors and the Audit Committee for the period between the present date and the Ordinary General Shareholders’ Meeting of 2004, in an amount of R$15,000,000.00 (fifteen million reais) being the Board of Directors’ duty to distribute it among the members and the Management. It was also approved that the remuneration of the members of the Audit Committee shall be fixed in R$6,750.00 (six thousand seven hundred fifty reais). The remuneration for the members of the Audit Committee will be equivalent to 10% (ten per cent) of the average granted to each member of the Executive Management, not computing in this calculation benefits, allowances and occasional profit sharing (variable compensation), on the terms of paragraph 3 of article 162 of the Law # 6404/76. The Funds and Investment Portfolios managed by BBA Investimentos (represented by Mr. Gustavo Pontes Jacunskas) and Pactual Asset Management S.A. DTVM refrained from voting on this subject.

7. Closing of the Meeting: At the end of the meeting as there were no more subjects to be discussed, this minute was prepared as a summary of the events, as allowed by the paragraph 1 of article 130, of the Law # 6404/76, and was approved and signed by the shareholders and will henceforth be contained in the meeting log. São Paulo, March 27, 2003.

Signatures:

Stael Prata Silva Filho—President

João Carlos de Almeida—Secretary

SP Telecomunicações Holding Ltda – represented by Mr. Pedro Riviere Torrado

Telefónica Internacional S.A. – represented by Mr. Pedro Riviere Torrado

Mr. Wolney Querino Schuler Carvalho – representative of the Audit Committee

Mr. Flávio Stamm – representative of the Audit Committee

Mrs. Carla Alexandra Trematore – representative of the Independent Auditors Deloitee Touche Tohmatsue

Mr. José Domingos do Prado – representative of the Independent Auditors Deloitee Touche Tohmatsue

BBA Icatu Investimentos Distribuidora de Títulos e Valores Mobiliários S/A	BBA Icatu Taurus Fundo de Investimentos em Ações
Represented by Mr. Gustavo Pontes Jacunskas	Represented by Mr. Gustavo Pontes Jacunskas

BBA Icatu Ibovespa Private Fundo de Investimento em Ações	BBA Icatu Aquarius Fundo de Investimentos em Ações
Represented by Mr. Gustavo Pontes Jacunskas	Represented by Mr. Gustavo Pontes Jacunskas

BBA Icatu IBX Institucional Fundo de Investimento em Ações	BBA Icatu Ibovespa Institucional Fundo de Investimento em Ações
Represented by Mr. Gustavo Pontes Jacunskas	Represented by Mr. Gustavo Pontes Jacunskas

BBA Icatu Slabs IBX Fundo de Investimento em Ações	BBA Icatu Investprev Fundo em Investimento em Ações
Represented by Mr. Gustavo Pontes Jacunskas	Represented by Mr. Gustavo Pontes Jacunskas

PGBL Icatu Hartford Composto 20 B Fundo de Investimento Financeiro Exclusivo	PGBL Icatu Hartford Composto 20 C Fundo de Investimento Financeiro Exclusivo
Represented by Mr. Gustavo Pontes Jacunskas	Represented by Mr. Gustavo Pontes Jacunskas

PGBL Icatu Hartford Composto 20 E Fundo de Investimento Financeiro Exclusivo	PGBL Icatu Hartford Composto 49 C Fundo de Investimento Financeiro Exclusivo
Represented by Mr. Gustavo Pontes Jacunskas	Represented by Mr. Gustavo Pontes Jacunskas

PGBL Icatu Hartford Composto 49 B Fundo de Investimento Financeiro Exclusivo	PGBL Icatu Hartford Composto 10 C Fundo de Investimento Financeiro Exclusivo
Represented by Mr. Gustavo Pontes Jacunskas	Represented by Mr. Gustavo Pontes Jacunskas

PGBL Icatu Hartford Composto 10 B Fundo de Investimento Financeiro Exclusivo	PGBL Icatu Hartford Composto 10 E Fundo de Investimento Financeiro Exclusivo
Represented by Mr. Gustavo Pontes Jacunskas	Represented by Mr. Gustavo Pontes Jacunskas

BBA Icatu Index Ibovespa Fundo de Investimento em Ações	PGBL Icatu Hartford Composto 49 E Fundo de Investimento Financeiro Exclusivo
Represented by Mr. Gustavo Pontes Jacunskas	Represented by Mr. Gustavo Pontes Jacunskas

PGBL UBS Composto I Fundo de Investimento Financeiro Exclusivo	BBA Top Safira Fundo de Investimento em Ações
Represented by Mr. Gustavo Pontes Jacunskas	Represented by Mr. Gustavo Pontes Jacunskas

BBA Icatu IBX Private Fundo de Investimento em Ações	Fapers – Fundação Assistencial e Previdenciária da Extensão Rural do Rio Grande do Sul
Represented by Mr. Gustavo Pontes Jacunskas	Represented by Mr. Gustavo Pontes Jacunskas

BBA Icatu FEF Fundo de Investimento em Ações	Previd Exxon – Sociedade de Previdência Privada
Represented by Mr. Gustavo Pontes Jacunskas	Represented by Mr. Gustavo Pontes Jacunskas

Icatu Hartford Seguros S/A
Represented by Mr. Gustavo Pontes Jacunskas

Banestado Fundo de Investimento em Ações	ITAUAÇÕES – Fundo Mútuo de Investimento em Ações
Represented by Mr. Luiz Martins Codorniz Sobrinho	Represented by Mr. Luiz Martins Codorniz Sobrinho

JJSP Fund II – Fundo de Investimento Financeiro	ITAÚ – Matrix Fundo de Investimento em Ações
Represented by Mr. Luiz Martins Codorniz Sobrinho	Represented by Mr. Luiz Martins Codorniz Sobrinho

Cigna Portfolio III – Fundo de Investimento Financeiro	Itaú Carteira Institucional – Fundo de Investimento em Ações
Represented by Mr. Luiz Martins Codorniz Sobrinho	Represented by Mr. Luiz Martins Codorniz Sobrinho

Itaú Institucional Setorial – Fundo Mútuo de Investimento em Ações – Carteira Livre	Itaú Balanced – Fundo de Investimento em Ações
Represented by Mr. Luiz Martins Codorniz Sobrinho	Represented by Mr. Luiz Martins Codorniz Sobrinho

Itaú Lam Ace Upper – Fundo de Investimento em Títulos e Valores Mobiliários – Ações	Clube de Investimento Itaú Represented by Mr. Luiz Martins Codorniz Sobrinho
Represented by Mr. Luiz Martins Codorniz Sobrinho

Kane – Fundo de Investimento Financeiro Represented by Mr. Luiz Martins Codorniz Sobrinho	Itaú Private Índice Ações Plus – Fundo de Investimento em Ações Represented by Mr. Luiz Martins Codorniz Sobrinho

Itaú Private Select – Fundo de Investimento em Ações	Itaú Selected – Fundo de Investimento em Ações
Represented by Mr. Luiz Martins Codorniz Sobrinho	Represented by Mr. Luiz Martins Codorniz Sobrinho

Itaú Personallite Technique – Fundo de Investimento em Ações	Itaú Galáxia – Fundo de Investimento em Ações
Represented by Mr. Luiz Martins Codorniz Sobrinho	Represented by Mr. Luiz Martins Codorniz Sobrinho

Itaú Carteira Livre – Fundo de Investimento em Ações Represented by Mr. Luiz Martins Codorniz Sobrinho	Itaú Lam Equinox Major – Fundo de Investimento em Cotas de Fundos de Investimento em Títulos e Valores Mobiliários – Ações
Represented by Mr. Luiz Martins Codorniz Sobrinho

Fênix – Fundo de Investimento Financeiro Represented by Mr. Luiz Martins Codorniz Sobrinho	Unimed RV 15 – Fundo de Investimento Financeiro
Represented by Mr. Luiz Martins Codorniz Sobrinho

Itaú – Matrix Telecom Fundo de Investimento em Ações
Represented by Mr. Luiz Martins Codorniz Sobrinho

BCN Ações Fundo de Investimento em Ações Seguridade	BCN Fundo de Investimento em Ações Blue Chip
Represented by Mrs. Ana Paula Zanetti de Barros Moreira	Represented by Mrs. Ana Paula Zanetti de Barros Moreira

BCN Fundo de Investimento em Ações Super Ação	BCN Max Fundo de Investimento em Ações
Represented by Mrs. Ana Paula Zanetti de Barros Moreira	Represented by Mrs. Ana Paula Zanetti de Barros Moreira

BCN Active Fundo de Investimento em Ações	PREVDEUTSCHE Fundo Múltiplo de Previdência Privada
Represented by Mrs. Ana Paula Zanetti de Barros Moreira	Represented by Mrs. Ana Paula Zanetti de Barros Moreira

Bradesco BD Fundo de Investimento em Ações	Bradesco BD Fundo de Investimento em Ações Ibovespa
Represented by Mrs. Ana Paula Zanetti de Barros Moreira	Represented by Mrs. Ana Paula Zanetti de Barros Moreira

BCN Ações Fundo de Investimento em Ações	Bradesco Fundo de Investimento em Ações II
Represented by Mrs. Ana Paula Zanetti de Barros Moreira	Represented by Mrs. Ana Paula Zanetti de Barros Moreira

Bradesco Fundo de Investimento em Ações	Bradesco Fundo de Investimento em Ações Livre
Represented by Mrs. Ana Paula Zanetti de Barros Moreira	Represented by Mrs. Ana Paula Zanetti de Barros Moreira

Bradesco Fundo de Investimento em Ações Livre Fácil	Bradesco Fundo Mútuo de Privatização FGTS Carteira Livre
Represented by Mrs. Ana Paula Zanetti de Barros Moreira	Represented by Mrs. Ana Paula Zanetti de Barros Moreira

Bradesco Multiportifolio Fundo Mútuo de Privatização FGTS Carteira Livre	BRAM Fundo de Investimento em Ações Ibovespa Alavancado
Represented by Mrs. Ana Paula Zanetti de Barros Moreira	Represented by Mrs. Ana Paula Zanetti de Barros Moreira

Fundo de Investimento em Ações BCN Index	FINASA Fundo de Investimento em Ações Índice
Represented by Mrs. Ana Paula Zanetti de Barros Moreira	Represented by Mrs. Ana Paula Zanetti de Barros Moreira

FINASA Fundo Mútuo de Privatização FGTS Ações Carteira Livre	Bradesco Ibovespa Ativo Maipe Fundo de Investimento em Ações
Represented by Mrs. Ana Paula Zanetti de Barros Moreira	Represented by Mrs. Ana Paula Zanetti de Barros Moreira

Bradesco Institucional IBX Ativo Fundo de Investimento em Ações	Bradesco Ibovespa Ativo Shark Fundo de Investimento em Ações
Represented by Mrs. Ana Paula Zanetti de Barros Moreira	Represented by Mrs. Ana Paula Zanetti de Barros Moreira

Bradesco IBX Plus Fundo de Investimento em Ações	Bradesco Foundation Fundo de Investimento em Ações
Represented by Mrs. Ana Paula Zanetti de Barros Moreira	Represented by Mrs. Ana Paula Zanetti de Barros Moreira

Bradesco Fundo de Investimento em Ações Private Ibovespa	Bradesco Fundo de Investimento em Ações Private
Represented by Mrs. Ana Paula Zanetti de Barros Moreira	Represented by Mrs. Ana Paula Zanetti de Barros Moreira

BRAM Fundo de Investimento em Ações Figueira	BCN Fundo de Investimento Winner Represented by Mrs. Ana Paula Zanetti de Barros Moreira
Represented by Mrs. Ana Paula Zanetti de Barros Moreira

Bradesco Fundo de Iinvestimento Financeiro PGBL V 25/15	Bradesco Fundo de Investimento VGBL V 15/30
Represented by Mrs. Ana Paula Zanetti de Barros Moreira	Represented by Mrs. Ana Paula Zanetti de Barros Moreira

Bradesco Fundo de Investimento Financeiro VGBL V 30/30	Bradesco Fundo de Investimento Financeiro VGBL V 40/30
Represented by Mrs. Ana Paula Zanetti de Barros Moreira	Represented by Mrs. Ana Paula Zanetti de Barros Moreira

Bradesco Fundo de Investimento Financeiro PGBL V15 Plus	Bradesco Fundo de Investimento Financeiro PGBL V 30 Plus
Represented by Mrs. Ana Paula Zanetti de Barros Moreira	Represented by Mrs. Ana Paula Zanetti de Barros Moreira

Bradesco Fundo de Investimento Financeiro PGBL V 40 Plus	Bradesco Fundo de Investimento Financeiro PGBL V 15/20
Represented by Mrs. Ana Paula Zanetti de Barros Moreira	Represented by Mrs. Ana Paula Zanetti de Barros Moreira

Bradesco Fundo de Investimento Financeiro PGBL V 30/30	Bradesco Fundo de Investimento Financeiro PGBL V 40/30
Represented by Mrs. Ana Paula Zanetti de Barros Moreira	Represented by Mrs. Ana Paula Zanetti de Barros Moreira

Bradesco Fundo de Investimento Financeiro PGBL V 15/30	Bradesco Fundo de Investimento Financeiro PGBL V 30/20
Represented by Mrs. Ana Paula Zanetti de Barros Moreira	Represented by Mrs. Ana Paula Zanetti de Barros Moreira

Bradesco Fundo de Investimento Financeiro PGBL V 40/20 Represented by Mrs. Ana Paula Zanetti de Barros Moreira	Fundo Bradesco Templeton de Valor e Liquidez – Fundo de Investimento em Ações Represented by Mrs. Ana Paula Zanetti de Barros Moreira

Fundo de Investimento em Ações Pactual Andrômeda	Fundo de Investimento em Ações Pactual Blue Chips
Represented by Mr. Leandro de Azambuja Micotti	Represented by Mr. Leandro de Azambuja Micotti

Fundo de Investimento em Ações Pactual Dinâmico Represented by Mr. Leandro de Azambuja Micotti	Fundo de Investimento em Ações Pactual Ações Represented by Mr. Leandro de Azambuja Micotti

MLC Limited Represented by Mr. Daniel Alves Ferreira	Capital International Emerging Markets Fund
Represented by Mr. Daniel Alves Ferreira

Templeton Latin America Fund Represented by Mr. Daniel Alves Ferreira	Emerging Markets Trust Represented by Mr. Daniel Alves Ferreira

State Street Australia Limited as Trustee for Ncit Capital International – Emerging Markets Shares Trust
Represented by Mr. Daniel Alves Ferreira

Capital Guardian Emerging Markets Restricted Equity Fund For Tax Exempt Trusts	Capital Guardian Emerging Markets Equity Master Fund
Represented by Mr. Daniel Alves Ferreira	Represented by Mr. Daniel Alves Ferreira

Brazil Fixed Income Investments (Netherlands) B.V	CSAM Index Fundo de Investimento em Ações
Represente by Mrs. Catarina Iazzetti Ferreira	Represente by Mrs. Catarina Iazzetti Ferreira

Credit Suisse First Boston Equity Investments (Netherlands) B.V Represente by Mrs. Catarina Iazzetti Ferreira

Forpart S/A	Parcom Participações S/A
Represented by Mrs. Isabel da Silva Ramos Kemmelmeier	Represented by Mrs. Isabel da Silva Ramos Kemmelmeier

Opp I Fundo de Investimento em Ações Represented by Mrs. Isabel da Silva Ramos Kemmelmeier	Opportunity Geap Fundo de Investimento em Ações Represented by Mrs. Isabel da Silva Ramos Kemmelmeier

Opportunity X Fundo de Investimento em Ações	Opportunity Lógica II Fundo de Investimento em Ações
Represented by Mrs. Isabel da Silva Ramos Kemmelmeier	Represented by Mrs. Isabel da Silva Ramos Kemmelmeier

Opportunity I Fundo de Investimento em Ações	Opportunity Copel Fundo de Investimento em Ações
Represented by Mrs. Isabel da Silva Ramos Kemmelmeier	Represented by Mrs. Isabel da Silva Ramos Kemmelmeier

Opportunity Institucional Fundo de Investimento em Ações Represented by Mrs. Isabel da Silva Ramos Kemmelmeier	Opportunity Kronus Fundo de Investimento em Ações Represented by Mrs. Isabel da Silva Ramos Kemmelmeier

Isabel da Silva Ramos Kemmelmeier	Leila Alves

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: March 28, 2003.	By:	/S/ CHARLES E. ALLEN

		Name:	Charles E. Allen
		Title:	Investor Relations Director